[***] indicates that text has been omitted which is the subject of a confidential treatment request. This text has been filed separately with the SEC.
Exhibit 2.1
ASSET PURCHASE AGREEMENT
This Agreement made as of the 8th day of May, 2001 between:
WESTAIM BIOMEDICAL CORP., a body corporate incorporated under the laws of Alberta
(hereinafter referred to as “Westaim”)
-and-
SMITH & NEPHEW, INC., a body corporate incorporated under the laws of the State of Delaware in the United States of America
(hereinafter referred to as “S&N US”)
WHEREAS S&N US and Westaim and certain of their respective Affiliates have agreed to a licensing and development arrangement concerning the development and promotion of certain existing and future products based on Westaim’s nanocrystalline silver antimicrobial coating technology, all as set out in the License and Development Agreement (as defined herein) and will, inter alia, enter into a supply agreement and a transitional services agreement;
AND WHEREAS Westaim desires to sell or grant to S&N US certain assets in connection with the implementation of the license and development agreement and S&N US desires to acquire such assets and rights, on the terms and subject to the conditions in this Agreement;
NOW, THEREFORE, in consideration of the premises and covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which is hereby agreed to by the parties, and intending to be legally bound hereby, the parties hereto agree as follows:
ARTICLE 1
DEFINITIONS
Section 1.1 Definitions.
In this Agreement, unless otherwise provided, the following terms shall have the following meanings:
1.1.1	“Acticoat Trade-marks” means the trade-marks and domain names listed in Part I of Schedule “D” attached to this Agreement;

1.1.2	“Affiliate” means any Person that directly or indirectly controls, is controlled by, or is under common control with another Person. A Person shall be deemed to “control” another Person if it owns, directly or indirectly, more than fifty percent of the outstanding voting securities, capital stock, or other comparable equity or ownership interest of such Person. If the laws of the jurisdiction in which such

Person operates prohibit ownership of more than fifty percent, control shall be deemed to exist at the maximum level of ownership allowed by such jurisdiction;
1.1.3	“Agreement” means this asset purchase agreement, together with all schedules hereto and any amendments to or restatements of this asset purchase agreement;

1.1.4	“Books and Records” means all books and records of Westaim (other than those required by law to be retained by Westaim, copies of which will be made available to S&N US), except for those books and records relating to the Equipment which are being deposited pursuant to the Escrow Agreement, specifically relating to or used in the Business prior to the Closing Date including, without limitation, sales records, price lists and catalogues, and advertising material (together with, in the case of any such information that is stored electronically, the media on which the same is stored);

1.1.5	“Business” means the business carried on by Westaim as of the date of this Agreement specifically related to the marketing, distribution and sale of Products in the United States and Canada, which business is comprised of the Transferred Assets and Rights;

1.1.6	“Claim” has the meaning attributed to that term in Section 6.3;

1.1.7	“Closing Date” has the meaning attributed to that term in Section 2.3;

1.1.8	“Competent Authority” means, collectively and individually, any or all of:

1.1.8.1. the Minister of National Revenue or the Canada Customs and Revenue Agency,

1.1.8.2. the Provincial Treasurer of Alberta or the tax or fiscal authority of any province or territory, or

1.1.8.3. a court or tribunal of competent jurisdiction;

1.1.9	“Contracts” means the contracts listed in Schedule A;

1.1.10	“Damages” means any and all liabilities, losses, damages, demands, assessments, claims, costs and expenses (including interest, awards, judgments, penalties, settlements, fines, costs of remediation, costs and expenses incurred in connection with investigating and defending any claims or causes of action (including, without limitation, solicitors’ fees and expenses and all fees and expenses of consultants and other professionals));

1.1.11	“Distribution Rights” means the right to market, distribute and sell the Products in the United States and Canada, all as specified in the License and Development Agreement;

1.1.12	“Distribution Royalty” has the meaning attributed to that term in the License and Development Agreement;

1.1.13	“Effective Date” means May 8, 2001;

1.1.14	“Equipment” means the equipment listed in Schedule B;

1.1.15	“Escrow Agreement” means that certain escrow agreement of even date herewith among Westaim and certain of its Affiliates, S&N US and certain of its Affiliates and Montreal Trust Company of Canada, as escrow agent;

1.1.16	“Goodwill” means Westaim’s rights, title and interest in and to the goodwill associated with the Business, including, without limitation, all right, title and interest of Westaim in, to and in respect of all elements in connection with the operation of the Business which contribute to the goodwill of the Business including, without limitation, market recognition, reputation, customer relations, distribution channels, marketing expertise, and market share;

1.1.17	“Governmental Entity” means any domestic or foreign arbitrator, court, administrative or regulatory agency, commission, department, board or bureau or body or other government or authority or instrumentality or any entity or Person exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government;

1.1.18	“GST” means Goods and Services Tax levied under the Excise Tax Act (Canada);

1.1.19	“Knowledge” means, in the case of S&N US, the actual knowledge of Stephen Lang, Simon Dawkins, Jim Irvin, Janine Lepage and Martin Allen after reasonable inquiry, and, in the case of Westaim, means the actual knowledge of Barry Heck, Scott Gillis and Dominic Vatelero, after reasonable inquiry;

1.1.20	“License and Development Agreement” means that certain license and development agreement of even date herewith among Westaim, Westaim Biomedical Inc, S&N US and T. J. Smith & Nephew Limited;

1.1.21	“Lien” means, with respect to any property, any assignment, mortgage, charge, pledge, lien, hypothec, conditional sale or title retention agreement, lease, levy, execution, seizure, attachment, garnishment or other similar encumbrance or security interest in respect of such property, howsoever arising (including, without limitation, pursuant to applicable law), whether absolute or contingent, fixed or floating, legal or equitable, perfected or otherwise;

1.1.22	“Losses” means Westaim Losses or S&N US Losses, as the case may be;

1.1.23	“Parties” means each of the parties to this Agreement and “Party” means any one of the Parties;

1.1.24	“Percentage Manufacturing Profit” has the meaning attributed to that term in the Supply Agreement;

1.1.25	“Person” means an individual, corporation, company, cooperative, partnership, trust, unincorporated association, entity with juridical personality or a governmental authority or body, and pronouns which refer to a Person have a similar extended meaning;

1.1.26	“Products” means Acticoat Product and Acticoat 7 Product as these terms are defined in the License and Development Agreement and “Product” shall mean any one of the Products;

1.1.27	“Proprietary Commercial Information” means Westaim’s customer and supplier lists, information respecting the sales organization, list of potential customers, business reports and plans, sales literature and market research relating to the Products and the Business;

1.1.28	“Purchase Price” has the meaning attributed to that term in Section 2.4;

1.1.29	“Regulatory Approvals” means the approvals pertaining to the marketing, sale, reimbursement and distribution of the Products listed in Schedule C;

1.1.30	“S&N US Losses” has the meaning attributed to that term in Section 6.1;

1.1.31	“Survival Period” has the meaning attributed to that term in Section 7.7;

1.1.32	“Territory” means, subject to Sections 1.1.16.13 and 1.1.16.14 of the License and Development Agreement, all countries of the world;

1.1.33	“Transferred Assets” means the Goodwill, Books and Records, Proprietary Commercial Information, Equipment and Contracts;

1.1.34	“Transferred Assets and Rights” means the Transferred Assets and the Transferred Rights;

1.1.35	“Transferred Rights” means the Regulatory Approvals, Acticoat Trade-marks and Distribution Rights;

1.1.36	“Westaim Losses” has the meaning set out in Section 6.2;

1.1.37	“Within Trade-mark” means the “WITH ACTICOAT NANOCRYSTALS” trade-mark, as more particularly described in Part II of Schedule “D”;

1.1.38	“World Wide Acticoat Trade-mark Registrations” means the trade-mark registrations and applications for registration in any jurisdiction for the Acticoat Trade-marks;

1.1.39	“World Wide Acticoat Trade-mark Rights” means

1.1.39.1.	in the case of any Acticoat Trade-mark which has been used within any jurisdiction or for which an application has been filed or a registration has been obtained, all right, title and interest for that jurisdiction in and to such Acticoat Trade-mark, including, without limitation, all common law rights thereto, all statutory rights under the relevant trade-mark legislation, all copyrights therein and the Goodwill as symbolized;

1.1.39.2.	in the case of any Acticoat Trade-mark that has not been used within any jurisdiction and for which no application for registration has been filed, the future right and opportunity to use and exploit such Acticoat Trade-mark within that jurisdiction, if any exists, and the right to apply for registration and obtain a registration for such Acticoat Trade-mark within that jurisdiction.
Section 1.2 Number and Gender
Words importing the singular number only in this Agreement shall include the plural number and vice versa and words importing one gender only in this Agreement shall include all genders and words importing Persons in this Agreement shall include individuals, partnerships, corporations and any other entities, legal or otherwise.
Section 1.3 Sections and Headings
The division of this Agreement into Articles, Sections and Subsections and the insertion of headings are for convenience of reference only and shall not affect the interpretation of this Agreement. The terms “this Agreement”, “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular Article, Section, Subsection, Schedule or other portion hereof. Unless otherwise indicated, any reference in this Agreement to an Article, Section, Subsection or Schedule refers to the specified Article, Section, Subsection or Schedule to this Agreement.
Section 1.4 Schedules
The following Schedules attached to this Agreement shall form part of this Agreement:

Schedule A	-	Contracts
Schedule B	-	Equipment
Schedule C	-	Regulatory Approvals
Schedule D	-	Part I - Acticoat Trade- marks
Schedule D	-	Part II - Within Trade- mark
Schedule E	-	Warranties
Section 1.5 Legislation.
Any reference in this Agreement to legislation or a statute includes, unless otherwise indicated, rules and regulations passed or in force as at the date of this Agreement and any amendments to such rules or regulations from time to time, and any legislation or regulations substantially replacing the same.
Section 1.6 Time of Essence.
In this Agreement, time is of the essence.
ARTICLE 2
PURCHASE AND SALE OF ASSETS
Section 2.1 Transferred Assets and Rights.
Subject to the terms and conditions of this Agreement and in consideration of the obligations of S&N US in this Agreement, on the Closing Date Westaim will:
2.1.1	subject to Section 2.2, sell and assign, or cause to be sold and assigned to S&N US free and clear of all Liens, the following assets:

2.1.1.1. Goodwill,

2.1.1.2. Books and Records,

2.1.1.3. Proprietary Commercial Information,

2.1.1.4. Equipment, and

2.1.1.5. Contracts;

2.1.2	subject to Section 2.2, assign and transfer, or cause to be assigned and transferred, to S&N US the Regulatory Approvals;

2.1.3	subject to Section 2.2, sell, assign and transfer to S&N US the World Wide Acticoat Trade-mark Registrations and World Wide Acticoat Trade-mark Rights, the same to be held and enjoyed by S&N US as fully and effectively as the same would have been enjoyed by Westaim if this assignment and transfer had not been made; and

2.1.4	grant, or cause to be granted, to S&N US, inter alia, under the License and Development Agreement, the Distribution Rights.
Section 2.2 Deliveries.
The Goodwill and Equipment will be delivered by Westaim to S&N US on the Closing Date and the Books and Records and Proprietary Commercial Information will be delivered by Westaim to S&N US within 60 days after the Closing Date. The Contracts will be delivered by Westaim to S&N US on the Closing Date. As soon as reasonably practicable after the Closing Date, Westaim will deliver to S&N US executed assignments of the World Wide Acticoat Trade-mark Registrations and Word Wide Acticoat Trade-mark Rights. Westaim will, at its own expense, following the Closing Date, cooperate with S&N US’s efforts to register (which shall be at S&N

US’s sole cost and expense) the assignments of the World Wide Acticoat Trade-marks Registrations and transfer the Regulatory Approvals from Westaim to S&N US or, in every case, S&N US’s designated Affiliate.
Section 2.3 Closing Date.
Subject to the conditions in this Agreement, the closing will take place at the offices of Fraser Milner Casgrain LLP, located at 30th Floor, 237 – 4th Avenue S.W., Calgary, Alberta, T2P 4X7 at 2:00 p.m. (Calgary time). on May 8, 2001, or at such other time, date or place as the Parties will mutually agree in writing (the “Closing Date”).
Section 2.4 Purchase Price for the Transferred Assets and Rights.
The Purchase Price for the Transferred Assets and Rights (“Purchase Price”) shall be $15,500,000 plus, subject to Section 2.7, GST and provided that nothing in this Agreement shall derogate from the obligations and rights of the Parties in relation to the Distribution Rights specified in the License and Development Agreement.
Section 2.5 Payment of Purchase Price.
The Purchase Price shall be paid to Westaim by S&N US on the Closing Date by certified cheque, solicitors trust cheque or by wire transfer to the account designated by Westaim.
Section 2.6 Allocation.
The Purchase Price shall be allocated as follows:

Equipment	$85,000

Acticoat Trade-marks	$500,000

Balance of Transferred Assets and Rights	$14,915,000
Westaim and S&N US shall file their respective tax returns prepared in accordance with such allocation.
Section 2.7 GST.
Westaim and S&N US acknowledge and agree that the purchase and sale of the Transferred Assets and Rights shall be completed on the basis that no GST will be paid by S&N US in respect of the purchase and sale of the Transferred Assets and Rights. Westaim and S&N US shall jointly execute an election form under section 167(1) of the Excise Tax Act (Canada). In the event of a challenge to such joint election under the Excise Tax Act (Canada), the Parties agree to reasonably cooperate to defend such challenge. However, in the event that any GST is payable in respect of the purchase and sale of the Transferred Assets and Rights, S&N US covenants and agrees to pay to Westaim such GST, immediately on the production of a valid invoice which contains sufficient information to allow S&N to claim an input tax credit. The

Parties agree to be equally responsible for the payment of any applicable interest or penalties payable as a result of any late payment of such GST; provided, however, that Westaim’s payment share in respect of interest and penalties shall be a maximum of three months of such interest and penalties. Westaim covenants and agrees to remit such payments, upon receipt of the GST and S&N US’s share of interest and penalty, to the Canada Customs and Revenue Agency on a timely basis. S&N shall file such election within the prescribed time for filing same.
Section 2.8 Liabilities.
Except as specified in Section 2.9, S&N US shall not assume or be obligated to pay, perform or otherwise discharge any liability or obligation of Westaim existing on, or prior to, the Effective Date, direct or indirect, known or unknown, absolute or contingent, in respect of the acquisition by it of the Transferred Assets and Rights, including but not limited to:
2.8.1	subject to Section 2.7 in respect of GST, any liabilities in respect of taxes for which Westaim is liable;

2.8.2	any liabilities and obligations, regardless of when made or asserted, related to, associated with or arising out of the occupancy, operation, use or control of any of the Transferred Assets or the operation of the Business on or prior to the Closing Date;

2.8.3	any product liability or claims for injury to person or property, regardless of when made or asserted, relating to Products manufactured or sold or services performed by Westaim on or prior to the Closing Date;

2.8.4	any recalls on or after the Closing Date mandated by any Governmental Entity of Products manufactured or sold on or before the Closing Date except to the extent that S&N US is responsible for any such recall;

2.8.5	any obligation to provide parts and service on, or to repair or replace, any Products manufactured or sold on or before the Closing Date;

2.8.6	any liabilities arising from any use, sale or manufacture of the Products on or before the Closing Date in contravention of any Regulatory Approvals;

2.8.7	any liabilities arising from Westaim’s obligations in respect of the Contracts on or before the Closing Date;
provided that Westaim shall indemnify and hold S&N harmless from and against any liabilities set forth in this Section 2.8 and the procedures specified in Section 6.3 shall apply to this Section 2.8 mutatis mutandis.
Section 2.9 Contracts.
After the Closing Date, S&N US will diligently perform all of the obligations previously the responsibility of Westaim under the Contracts in accordance with the terms of the Contracts and will remit to Westaim any outstanding receivables received by S&N US or any of its Affiliates for Products sold and delivered before the Closing Date. To the extent that any consents to the assignment of any Contract or Contracts is not obtained (the “Unassignable Contracts”), such Unassignable Contracts shall be held by Westaim in trust for S&N US and shall be performed by S&N US in the name of Westaim and all benefits and obligations derived thereunder shall be for the account of S&N US provided, however, that where the entitlement of S&N US to perform such Unassignable Contracts is not recognized by any third Party, Westaim shall, at the request of S&N US, enforce in a reasonable manner, at the cost of, acting reasonably in respect of incurring such costs, and for the account of S&N US, any and all rights of Westaim against such third Party. S&N US hereby agrees to indemnify and save harmless Westaim from any and all Damages incurred by Westaim in respect of any act or omission relating to the Unassignable Contracts caused by S&N US that arises any time after the Closing Date, in accordance with Article 6.
ARTICLE 3
REPRESENTATIONS, WARRANTIES AND COVENANTS
OF SELLER
Westaim hereby represents and warrants to S&N US as follows:
Section 3.1 Corporate Matters.
3.1.1	Incorporation Westaim is a corporation duly incorporated and organized and validly existing under the laws of the Province of Alberta;

3.1.2	Authorization to Carry on Business. Westaim is duly authorized, qualified and licensed and has all requisite power, capacity and authority under all applicable laws, ordinances and orders of public authorities to own, operate and lease its properties and assets and to carry on the Business in the places and in the manner currently conducted;

3.1.3	Capacity. Westaim has all requisite corporate power, capacity and authority to enter into this Agreement and to sell, assign and deliver the Transferred Assets to S&N US in the manner contemplated in this Agreement and to perform all of its obligations under this Agreement;

3.1.4	Authorization of Agreement. The execution, performance and delivery of this Agreement, the sale, assignment and delivery of the Transferred Assets by Westaim to S&N US and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of Westaim.
Section 3.2 Validity of Agreement and Conflict with Other Instruments.
3.2.1	Enforceability. This Agreement has been duly authorized, executed and delivered by Westaim and is a legal, valid and binding obligation of Westaim, enforceable against it in accordance with the terms of this Agreement except:

3.2.1.1.	that such enforcement may be subject to bankruptcy, insolvency, moratorium or similar laws affecting creditors’ rights generally; and

3.2.1.2.	that the remedies of specific performance and injunctive relief are subject to certain equitable defences and to the discretion of the court before which any proceedings may be brought.
3.2.2	No Conflict. The execution, delivery and performance of this Agreement by Westaim, the consummation of the transactions contemplated by this Agreement, and the performance of its obligations hereunder will not result in the creation or imposition of any Lien on any of the Transferred Assets and will not breach, contravene, constitute a default under or conflict with or cause the acceleration of any obligation of Westaim under:
3.2.2.1.	any of the provisions of the Articles of Incorporation, the By-Laws or any containing documents of Westaim or any resolutions of the board of directors or of the shareholders of Westaim;

3.2.2.2.	any law, statute, ordinance, rule or regulation of Canada or any Province of Canada, or of any applicable foreign jurisdiction, or any writ, order, judgment, injunction, decree, determination or award affecting or binding upon Westaim or cause the suspension or revocation of any authorization, consent, approval or license presently in effect which affects or binds Westaim;

3.2.2.3.	any indenture or loan or credit agreement or any other contract or agreement or instrument to which Westaim is a Party or by which it or any of the Transferred Assets and Rights may be affected or bound; or

3.2.2.4.	any authorization, consent, approval, permit or license held by Westaim or required in connection with the transfer of the Transferred Assets and Rights, except for consents required under the Contracts, Regulatory Approvals and the Acticoat Trade-marks.
Section 3.3 Title to and Condition of Assets.
3.3.1	Assets. Subject to Section 3.5.3, Westaim is the sole legal and beneficial owner of the Transferred Assets, including good and marketable title to the Transferred Assets, excepting therefrom the Contracts, and has the absolute right, title, and authority to sell, transfer, assign and deliver all right, title and interest in the Transferred Assets to S&N US in the manner contemplated in this Agreement and to enter into and perform this Agreement.

3.3.2	No Encumbrances. The Transferred Assets, excepting therefrom the Contracts, are not subject to any Lien whatsoever except such as shall be fully discharged as at the Closing Date. No person now has any agreement, option or any right or privilege, whether by law, preemptive or contractual, which is capable of becoming an agreement for the acquisition, lease or purchase of any of the Transferred Assets.
3.3.3	Condition of Equipment. The Equipment is:

3.3.3.1. in good operating condition and repair, ordinary wear and tear excepted; and

3.3.3.2. not in need of maintenance or repairs (except for ordinary or routine maintenance or repairs that are not material in nature or costs).

All of the equipment is situate at Westaim’s Fort Saskatchewan, Alberta premises.

3.3.4	No Other Purchase Agreements. No Person other than S&N US or its Affiliates has any written or oral agreement, option, understanding or commitment or any right or privilege (whether by law, preemptive or contractual) capable of becoming an agreement, option or commitment for the purchase or other acquisition from Westaim of any of the Transferred Assets.

3.3.5	No Expropriation. No part of the Transferred Assets has been taken or expropriated by any federal, provincial, municipal or other authority, nor has any notice or proceeding in respect thereof been given or commenced, nor is Westaim aware of any intent or proposal to give any such notice or commence any such proceedings.

3.3.6	Customers of Business. Except as previously disclosed by Westaim to S&N US, the customer list contained in the Books and Records delivered on the Closing Date contains a true, complete and correct listing of the customers of the Business in respect of the 18 month period prior to the Closing Date. There has been no material adverse change in any business relationship with any of these customers in the 90 days prior to the Closing Date and Westaim has no Knowledge of any announced material adverse change in any business relationship on a going forward basis.

3.3.7	Contracts. Westaim is in compliance with all terms and conditions of, and has fulfilled and performed its obligations under each of the Contracts, and to the Knowledge of Westaim, no event has occurred or condition or state of facts exists which constitutes or, after notice or lapse of time or both, would constitute a breach or default under any Contract or which permits or, after notice or lapse of time or both, would permit revocation or termination of any Contract, or which might adversely affect the rights of Westaim under any Contract. No written notice of cancellation, of default or of any dispute concerning any Contract, or of any event, condition or state of facts regarding business relations with customers described in Section 3.3.6, has been received by, or is in the Knowledge of Westaim. Each of the Contracts is subsisting and in full force and effect.

3.3.8	No Further Material Assets. To the Knowledge of Westaim, no additional unique or special assets (which would be evident to a Person knowledgeable in the medical device business) are required to operate the Business immediately prior to the Closing Date other than the Transferred Assets and Rights.
3.3.9	Warranties. Schedule E describes the general forms of written warranties given prior to the Closing Date by Westaim to purchasers of Products supplied by Westaim in connection with the Business.
Section 3.4 Acticoat Trade-marks.
3.4.1	Business. The Acticoat Trade-marks include all trademarks and trade names presently used by Westaim in the conduct of the Business (other than “Westaim” or “Westaim Biomedical”).

3.4.2	Title. Subject to Section 3.4.6, to its Knowledge, Westaim owns an undivided interest equal to 100% of all right, title and interest in and to the World Wide Acticoat Trade-mark Registrations and the World Wide Acticoat Trade-mark Rights existing at the Effective Date unencumbered by any lien or security interest created by Westaim. Westaim has taken reasonable measures to prevent misappropriation or misuse of any trade-marks, trade names, trade secrets or copyright of any other Person in regard to the World Wide Acticoat Trade-mark Registrations and the World Wide Acticoat Trade-mark Rights existing on the Effective Date.

3.4.3	Valid. To the Knowledge of Westaim, the World Wide Acticoat Trade-mark Registrations existing as at the Effective Date are valid and subsisting.

3.4.4	Filings. To the Knowledge of Westaim, all registrations and filings necessary to preserve the World Wide Acticoat Trade-mark Registrations and to meet all applicable registration deadlines and requirements in the applicable jurisdictions have been made and the World Wide Acticoat Trade-mark Registrations are in good standing.

3.4.5	No Options. Westaim has not granted any right capable of becoming an agreement or option for the purchase of any of the World Wide Acticoat Trade mark Registrations or the World Wide Acticoat Trade-mark Rights.

3.4.6	No Licenses. Subject to the rights granted by Westaim pursuant to a distribution agreement with Biomedics Korea Co., Ltd. and pursuant to a distribution agreement with Century Medical, Inc., no person has an existing right or license granted by Westaim to use the World Wide Acticoat Trade-mark Registrations or the World Wide Acticoat Trade-mark Rights.

3.4.7	No Legal Proceedings. To the Knowledge of Westaim, no person has commenced any legal proceedings or otherwise asserted a claim which is on-going or unresolved as at the Effective Date alleging adverse ownership, invalidity, lack of distinctiveness or confusing similarity with respect to any of the World Wide Acticoat Trade-mark Registrations or World Wide Acticoat Trade-mark Rights or challenging any rights of Westaim thereto or the right of Westaim to use same to market, promote, distribute and sell any products or services.
3.4.8	Infringement. To the Knowledge of Westaim, the current use of the World Wide Acticoat Trade-mark Registrations and the World Wide Acticoat Trade-mark Rights do not conflict with, infringe upon or violate the trade-marks or intellectual property rights of any other person and Westaim has not received written notice of any allegation by any person to that effect.

3.4.9	No Third Party Use. To the Knowledge of Westaim, no other person is using any trade-marks or trade names which are the same as or similar to or likely to be confusing with or infringe upon Westaim’s rights in and to the World Wide Acticoat Trade-mark Registrations or the World Wide Acticoat Trade-mark Rights in the Territory.
Section 3.5 Miscellaneous.
3.5.1	No Litigation. With the exception of a letter dated March 13, 2001 received from the United States Food and Drug Administration with regard to certain information on Westaim’s website, there is no action, suit, claim, judgment, investigation or legal, administrative, arbitration or other proceeding, or governmental investigation or examination, pending or, to the Knowledge of Westaim threatened against or affecting the Transferred Assets and Rights, at law or in equity, or before or by any Governmental Entity, which could materially adversely affect the value of the Transferred Assets and Rights and to the Knowledge of Westaim no basis exists for any such action, suit, claim, investigation or proceeding.

3.5.2	Compliance with Laws. The conduct of the Business and the use and exploitation of the Transferred Assets and Rights is in compliance with all applicable laws, rules and regulations in each jurisdiction in which the Business is carried on or any of the Transferred Assets and Rights are located, the non-compliance with which would have a material adverse effect on the Business.

3.5.3	Consents. Except for any required consents under the Contracts, Regulatory Approvals and in respect of regulatory consents, Acticoat Trade-marks, Westaim is not under any obligation, contractual or otherwise, to request or obtain the consent of any Person nor are any notifications required to be given by Westaim:
3.5.3.1.	in connection with the execution, delivery or performance by Westaim of this Agreement or the completion of the transactions contemplated herein;

3.5.3.2.	to avoid the loss of any permit, license, certification or other authorization relating to the Business; or

3.5.3.3.	in order that the authority of S&N US to carry on the Business in the ordinary course and in the same manner as presently conducted remains in good standing and in full force and effect as of and following the closing of the transactions contemplated in this Agreement.
3.5.4	Finder’s Fees. Westaim has not employed or retained any investment banker, broker, agent, finder or other Party, or incurred any obligation for brokerage fees, finder’s fees or commissions, with respect to the sale by Westaim of the Transferred Assets and Rights or with respect to the transactions contemplated by this Agreement.

3.5.5	Residency. Westaim is not a non-resident of Canada within the meaning of the Income Tax Act (Canada).

3.5.6	GST Registration. Westaim is a GST registrant and Westaim has a subsisting GST registration number under the Excise Tax Act (Canada).

3.5.7	Business. For the two (2) months immediately prior to the Effective Date, the Business has been carried on by Westaim and its Affiliates only in the ordinary course consistent with past practice.

3.5.8	Sales and Costs. The financial information, provided by Westaim to KPMG LLP relating to the sales and costs of the Business for the 1999 and 2000 calendar years, prepared in accordance with Canadian GAAP, is fair and accurate, in all material respects.
Section 3.6 Limitation.
Except as expressly provided in Article 3, Westaim makes no representations or warranties, whether express or implied, with respect to Westaim, the Transferred Assets and Rights and the Business including, without limitation, any representation or warranty as to fitness for a particular purpose or merchantable quality.
ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF S&N US
S&N US represents and warrants to Westaim as follows:
Section 4.1 Corporate Matters.
4.1.1	Incorporation S&N US is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware in the United States of America.

4.1.2	Capacity. S&N US has all requisite corporate power, capacity and authority to enter into this Agreement and to perform its obligations under this Agreement.

4.1.3	Authorization of Agreement. The execution, performance and delivery of this Agreement, the purchase of the Transferred Assets and Rights by S&N US from Westaim and the consummation of the transactions contemplated by this

     Agreement have been duly authorized by all necessary corporate action on the part of S&N US.
Section 4.2 Validity of Agreement and Conflict with Other Instruments.
4.2.1	Enforceability. This Agreement has been duly authorized, executed and delivered by S&N US and is a legal, valid and binding obligation of S&N US, enforceable against S&N US in accordance with the terms of this Agreement except:
4.2.1.1.	that such enforcement may be subject to bankruptcy, insolvency, moratorium or similar laws affecting creditors’ rights generally; and

4.2.1.2.	that the remedies of specific performance and injunctive relief are subject to certain equitable defences and to the discretion of the court before which any proceedings may be brought.
4.2.2	No Conflict. The execution, delivery and performance of this Agreement by S&N US and the consummation of the transactions contemplated by this Agreement and the performance of its obligations hereunder will not breach, contravene, or constitute a default under or conflict with or cause the acceleration of any obligation of S&N US under:
4.2.2.1.	any contract or other agreement to which S&N US is a Party or by which it is bound;

4.2.2.2.	any of the provisions of the Articles of Incorporation, the By-Laws or any containing documents of S&N US or any resolutions of the board of directors or of the shareholders of S&N US;

4.2.2.3.	any law, statute, ordinance, rule or regulation of Canada or any Province of Canada, or of any applicable foreign jurisdiction, or any writ, order, judgment, injunction, decree, determination or award affecting or binding upon S&N US or cause the suspension or revocation of any authorization, consent, approval or license presently in effect which affects or binds S&N US;
Section 4.3 Approvals, Licenses and Authorizations.
S&N US has obtained any approvals, licenses or authorizations required to consummate the transactions contemplated herein.
Section 4.4 No Knowledge of Misrepresentation.
S&N US has no Knowledge or notice, as of the Closing Date, of any misrepresentation or inaccuracy in any of Westaim’s representations and warranties made in this Agreement.

Section 4.5 GST Registration.
S&N US will be a GST registrant with a subsisting GST registration number under the Excise Tax Act (Canada).
Section 4.6 Limitation.
Except as expressly provided in Article 4, S&N US makes no representations, warranties or conditions, whether express or implied, with respect to S&N US.
ARTICLE 5
ADDITIONAL AGREEMENTS AND COVENANTS
S&N US and Westaim covenant and agree as follows:
Section 5.1 Non-Disclosure/Confidentiality.
After the Closing Date, a Party shall not disclose or assist in the disclosure by any person or entity of, or use or enable a third Party to use to the competitive detriment of the other Party, any non-public information regarding the other Party, its business or financial condition, contained in any documents or otherwise furnished by or on behalf of a Party to the other, to any person or organization except its legal counsel, accountants, financial advisors, investment bankers and other authorized agents and representatives, and to such persons only to the extent required for activities directly related to the purchase of the Transferred Assets and Rights or other transactions contemplated by this Agreement. For the purposes of this section, the Transferred Assets and Rights shall be deemed to be non-public information relating to S&N US.
Section 5.2 Public Announcements.
The Parties will consult with each other before each of them or any of their respective Affiliates issue any press releases or otherwise make or publish any public statements with respect to this Agreement or the transactions contemplated hereby and none of them or any such Affiliate shall issue any such press release or make or publish any such public statement without the consent of the other, except as required by law, or by any applicable regulatory authority.
Section 5.3 Further Assurances.
Subject to the terms and conditions of this Agreement, each of the Parties will use all reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to carry out all of their respective obligations under this Agreement and to consummate and make effective the sale by or to it, as applicable, of the Transferred Assets and Rights pursuant to this Agreement and the transactions contemplated hereby. From time to time after the Closing Date, without further consideration (i) Westaim will, at Westaim’s own expense, execute and deliver such documents to S&N US as S&N US may reasonably request in order to more effectively vest in S&N US good title to the Transferred Assets and Rights, and (ii) S&N US will, at S&N US’s own expense, execute and deliver such documents to Westaim as Westaim may reasonably request in order more effectively to consummate the sale of the Transferred Assets and Rights pursuant to this Agreement.
Section 5.4 Consents.
Each of Westaim and S&N US will use all reasonable efforts to obtain consents of all Persons and governmental authorities necessary to the consummation of the sales by or to it, as applicable, of the Transferred Assets and Rights, pursuant to this Agreement.
Section 5.5 Mutual Cooperation.
S&N US and Westaim shall provide each other such assistance as may reasonably be requested by any of them in connection with the preparation of any return of taxes or other government charges, any audit or other examination by any taxing authority, or any judicial or administrative proceedings relating to liabilities for taxes or other government charges, and each will retain and, upon the request of the other, provide the other with any records or information which may be relevant to such return, audit or examination or proceedings. Such assistance shall include making themselves or their respective employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder and shall include providing copies of any relevant returns of taxes and supporting work schedules. The Party requesting such assistance shall reimburse the other for reasonable out-of-pocket expenses incurred by the other in providing such assistance.
Westaim further covenants and agrees as follows:
Section 5.6 Branding.
Westaim shall, from and after the Effective Date, immediately cease any and all use of the Acticoat Trade-marks except in accordance with the terms of the License and Development Agreement. Without limiting the generality of the foregoing, Westaim shall not, after the Effective Date, adopt or use any trade-mark, logo, design, domain name, trade name or corporate name that is the same as or similar to or likely to be confusing to the Acticoat Trade-marks.
Section 5.7 Cessation.
Without limiting the generality of Section 2.1.3, Westaim shall, from and after the Effective Date, cease any and all use of the Within Trade-mark and shall, as soon as reasonably practical, abandon all trade-mark applications that have been filed for the Within Trade-mark in all jurisdictions where such applications have been filed. The Parties acknowledge that Westaim will be adopting and using new trade-marks but excluding the word “ACTICOAT”.
ARTICLE 6
INDEMNIFICATION
Section 6.1 Indemnification by Westaim.
Westaim indemnifies and agrees to indemnify, defend and hold S&N US and its officers, directors, employees, agents and independent contractors and their respective successors and assigns harmless from and against and in respect of Damages (collectively, “S&N US Losses”), directly or indirectly arising out of or resulting from or relating to any misrepresentation, or the inaccuracy of any representation, breach of warranty or breach of any covenant, agreement or obligations made or undertaken by Westaim in this Agreement or any misrepresentation in or omission from any other agreement, certificate, exhibit or writing delivered to S&N US pursuant to this Agreement, or arising out of or resulting from or relating to any matters set forth in Section 2.8, or product liability or claims for injury to personal property relating to any Product manufactured or sold or any service provided by or on behalf of Westaim on or prior to the Closing Date (except to the extent attributable to S&N US or any other indemnified Party).
Section 6.2 Indemnification by S&N US.
S&N US agrees to indemnify, defend and hold Westaim and its officers, directors, employees, agents and independent contractors and successors and assigns harmless from and against and in respect of Damages (collectively, “Westaim Losses”), arising out of or resulting from any misrepresentation, or the inaccuracy of any representation, breach of warranty or breach of any covenant, agreement or obligations made or undertaken by S&N US in this Agreement or any misrepresentation in or omission from any other agreement, certificate, exhibit or writing delivered to Westaim pursuant to this Agreement.
Section 6.3 Procedure.
The indemnified Party shall give prompt written notice to the indemnifying Party(ies) of any suits, claims or demands by third Parties (“Claim”) which may give rise to any loss for which indemnification may be required under this Article 6, provided however that failure to give such notice shall not impair the obligation of the indemnifying Party to provide indemnification hereunder except if and to the extent that such failure materially impairs the ability of the indemnifying Party to defend the Claim. The indemnifying Party shall be entitled to assume the control, defence and settlement of any Claim or demand of any third Party at its own cost and expense; provided, however, that the other Party shall have the right to be represented by its own counsel at its own cost in such matters. In the event that the indemnifying Party shall decline to assume control of any such Claim, the Party entitled to indemnification shall be entitled to assume such defence of, and settle such Claim, all at the sole cost and expense of the indemnifying Party. Neither the indemnifying Party nor the indemnified Party shall settle or dispose of any such matter in any manner which would adversely impact the rights and interests of the other Party without the prior written consent of the indemnified Party, which shall not be unreasonably withheld. Each Party shall cooperate with the other Party and its counsel in the course of the defence of any such Claim, such cooperation to include using reasonable efforts to provide or make available documents, information and witnesses.

ARTICLE 7
MISCELLANEOUS
Section 7.1 Force Majeure
7.1.1	Means an event, the cause of which is beyond the reasonable control of the party affected thereby and which could not reasonably have been foreseen and provided against, including, without limitation, acts of God, strikes, lock-outs or other labour or industrial disturbances, accidents, fires, explosions, weather conditions materially affecting or preventing work, inability to secure fuel, power, materials, contractors or labour, mechanical breakdown, failure of equipment or machinery, delays in transportation, wars, civil commotion, riot, sabotage, interruptions by government, court orders, or orders or rulings by regulatory bodies; provided that an event caused by or materially contributed to by a party’s financial difficulty shall not be included as a force majeure event.

7.1.2	Notwithstanding any other provision of this Agreement, if by reason of Force Majeure, either party is wholly or partly unable to perform certain of its obligations under this Agreement, it shall be relieved of those obligations to the extent, and for the period, that it is affected by Force Majeure, provided that the affected party gives the other party prompt notice of such inability and nature, cause and expected duration of the Force Majeure. The party affected by Force Majeure shall use all reasonable efforts to remedy the situation and remove, so far as possible and with reasonable dispatch, the cause of its inability to perform, provided that there shall be no obligation on a party so affected to settle labour disputes or to test or to refrain from testing the validity of any order, regulation or law in any court having jurisdiction. The party affected by Force Majeure shall give prompt notice of the cessation and the cause thereof, and shall provide reports at least every seven (7) days as to its progress in dealing with the Force Majeure. Should the Force Majeure event continue for a period longer than thirty (30) business days, the party shall no longer be relieved of its obligations under this Agreement.
Section 7.2 Notices.
Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person, transmitted by facsimile or similar means of recorded electronic communication or sent by registered mail, charges prepaid, addressed as follows or sent by fax to the Parties at the following addresses:
if to Westaim:
Westaim Biomedical Corp.
10102–114 Street
Fort Saskatchewan, Alberta T8L 3W4

Attention: President
Facsimile: (780) 992-5300
with a copy to:
Westaim Biomedical Corp.
1010, 144 – 4th Avenue S.W.
Calgary, Alberta T2P 3N4
Attention: President
Facsimile: (403) 237-8181
and a copy to:
Westaim Biomedical Corp.
One Hampton Road, Suite 302
Exeter, New Hampshire 03833
Attention: President
Facsimile: (603) 778-6393
if to S&N US:
Smith & Nephew, Inc.
11775 Starkey Road
Largo, Florida, 33779-1970
Attention: President
Fax: (727) 398-4206
with a copy to:
Smith & Nephew, Inc.
1450 Brooks Rd
Memphis, Tennessee 38116
Attention: General Counsel
Fax: (901) 396-7824
Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a business day, on the next following business day) or, if mailed, on the fifth (5th) business day following the date of mailing; provided, however, that if at the time of mailing or within five (5) business days thereafter there is or occurs a labour dispute or other event that might reasonably be expected to disrupt the delivery of documents by mail, any notice or other communication hereunder shall be delivered or transmitted by means of recorded electronic communication as aforesaid. Either Party may at any time change its address for service from time to time giving notice to the other Party in accordance with this Section 7.2.

Section 7.3 Waivers
No waiver of any term, provision, or condition of this Agreement, whether by conduct or otherwise, in any one or more instances, shall be deemed to be construed as a further or continuing waiver of any such term, provision, or condition of this Agreement unless reduced to writing signed by an authorized representative of each Party.
Section 7.4 Dispute Resolution
Should any dispute arise between the Parties concerning this Agreement, the Parties agree to first attempt to resolve the dispute in good faith. If within sixty (60) days of one Party providing written notice of such dispute to the other Party such dispute is not resolved as aforesaid, then the dispute shall immediately thereafter be referred for resolution to the President of T.J. Smith & Nephew Limited Wound Management Global Business Unit and the President of Westaim before resorting to any other forum for a remedy. If resolution of the dispute is not reached between the Presidents within sixty (60) days of such dispute being referred to the Presidents, then the Parties shall refer the dispute to binding arbitration by a single arbitrator under the Arbitration Act (Ontario) which shall be held at a neutral site in Toronto, Ontario, Canada.
Section 7.5 Assignment and Successors.
No Party may assign this Agreement or any part hereof without the prior written consent of the other Party; provided that either Party may assign this Agreement to one of its Affiliates if the assigning Party remains liable for all obligations hereunder. This Agreement will enure to the benefit of, be binding upon and be enforceable by the Parties and their respective successors and permitted assigns.
Section 7.6 Limitation
The maximum aggregate liability of Westaim under this Agreement, the Supply Agreement, the License and Distribution Agreement and all other agreements and documents referred to therein shall at no time exceed [***]. Neither Party shall have any liability to the other Party or any other Person pursuant to this Agreement for any special, indirect or consequential damages, including but not limited to loss of profits, loss of business opportunities or loss of business investment.
Section 7.7 Survival
The representations and warranties of the Parties contained in this Agreement, in the Schedules annexed to this Agreement or in any certificate or other document delivered or given pursuant to this Agreement shall survive the expiration of the Term and will remain in full force and effect for a period of [***] months following such expiration except for any representation and warranty in respect of which a claim based on fraud or intentional misrepresentation is made, which in each case shall be unlimited as to duration (“Survival Period”). Any Claim for indemnification made during the Survival Period will result in the representations and warranties relating thereto remaining in effect for purposes of indemnification notwithstanding such claim may not be resolved within the Survival Period. The covenants set forth herein will survive without limitation. All representations, warranties and covenants and agreements made by the Parties will not be affected by any investigation made by and on behalf of a Party and will not be deemed merged into any instruments or agreements delivered in connection with this Agreement or otherwise in connection with the transactions contemplated hereby.
Section 7.8 Integration Clause.
This Agreement is the sole agreement with respect to the subject matter hereof, and supersedes all proposals, negotiations, conversations, discussions, agreements and/or representations, whether oral or written, including any industry custom or past dealing between the Parties relating to the subject matter of this Agreement. The Parties agree that any and all obligations between the Parties that are outside the terms of this Agreement and that relate to the subject matter of this Agreement that preceded the Effective Date of this Agreement have been satisfactorily executed or are null and void.
Section 7.9 Severability and Survival
To the extent that any provision of this Agreement shall be prohibited by or held to be invalid or unenforceable under applicable law, such provision shall be ineffective to the extent of such prohibition, invalidity or unenforceability, without invalidating the remainder of such provision or the remaining provisions of this Agreement.
Section 7.10 U.S. Dollars
Unless otherwise provided, any reference in this Agreement to dollars shall be to U.S. dollars.
Section 7.11 Amendment of Agreement
No change, modification, extension, termination, waiver or other amendment of this Agreement or any of the provisions contained herein, shall be valid unless made in writing and signed by a duly authorized representative of each Party.
Section 7.12 Expenses.
Each Party agrees to pay, without right of reimbursement from the other Party, the costs incurred by such Party incident to the preparation and execution of this Agreement and performance of its obligations hereunder, including without limitation the fees and disbursements of legal counsel, accountants and consultants employed by such Party in connection with the transactions contemplated by this Agreement.
Section 7.13 Remedies Cumulative
No remedy conferred upon or reserved in favour of a Party shall exclude any other remedy herein or existing at law or in equity or by statute, but each shall be cumulative and in addition to every other remedy given hereunder or now hereafter existing.

Section 7.14 Calculation
When calculating the period of time within which or following which any act is to be done or step taken pursuant to this Agreement, unless otherwise provided, the date which is the reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next Business Day.
Section 7.15 Governing Law and Attornment.
This Agreement is subject to and shall be governed by the laws of the Province of Alberta (without giving effect to the conflict of law provisions thereof) and the Parties agree to irrevocably attorn to the jurisdiction of the courts of Alberta.

Section 7.16 Counterparts.
This agreement may be executed in several counterparts, each of which when so executed shall be deemed to be an original and shall have the same force and effect as an original but such counterparts together shall constitute but one and the same instrument.
IN WITNESS WHEREOF, the Parties hereto have each caused this Agreement to be executed by their duly authorized representatives as of the date first above written.

WESTAIM BIOMEDICAL CORP.		SMITH & NEPHEW, INC.

Per:	/s/ Scott H. Gillis	Per:	/s/ David A Trollope

Per:	/s/ Bary M. Heck	Per:	/s/ Stephen Lang